                                              Filed Pursuant to Rule 424(b)(3)
                                              Registration Number 033-62479

PROSPECTUS SUPPLEMENT
(To Prospectus dated October 6, 1995)

HELLER FINANCIAL, INC.
$200,000,000
6.50% Notes due November 1, 2001

Interest payable May 1 and November 1

ISSUE PRICE: 99.673%

Interest on the 6.50% Notes due November 1, 2001 (the "Notes") will be payable on May 1 and November 1 of each year beginning on May 1, 1997. The Notes will mature on November 1, 2001. The Notes will not be redeemable prior to maturity and will not be entitled to any sinking fund. See "Description of the Notes."

The Notes will be issued in fully registered form and will be represented by one or more global certificates (the "Global Securities") registered in the name of a nominee of The Depository Trust Company ("DTC") or other successor depository appointed by the Company (DTC or such other depository is herein re-ferred to as the "Depository"). Beneficial interests in Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depository (with respect to participants' interests) and its participants. See "Description of Debt Securities--Book Entry, Delivery and Form." The Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of the Notes." Settlement for the Notes will be made in immedi-ately available funds. The Notes will trade in the Depository's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Notes will therefore settle in immediately available funds. See "Description of Debt Securities--Same-Day Settlement."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE AC-CURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRE-SENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                       UNDERWRITING
          PRICE TO     DISCOUNTS AND   PROCEEDS TO
          PUBLIC (1)   COMMISSIONS (2) COMPANY (1)(3)
-----------------------------------------------------
Per Note  99.673%      .450%           99.223%
-----------------------------------------------------
Total     $199,346,000 $900,000        $198,446,000
-----------------------------------------------------

(1)Plus accrued interest, if any, from November 4, 1996.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3)Before deduction of expenses payable by the Company estimated at $175,000.

The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters and subject to approval of certain legal matters by McDermott, Will & Emery, counsel for the Underwriters. It is expected that delivery of the Global Securities will be made on or about November 4, 1996, through the facil-ities of the Depository in New York, New York against payment therefor in same-day funds.

J.P. MORGAN & CO.
                    CHASE SECURITIES INC.
                                           LEHMAN BROTHERS
                                                              UBS SECURITIES LLC

October 30, 1996

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Use of Proceeds............................................................ S-3
Ratio of Earnings to Fixed Charges......................................... S-3
Fuji Bank Recent Developments.............................................. S-3
Description of the Notes................................................... S-4
Underwriting............................................................... S-4
Legal Opinions............................................................. S-5

                                   PROSPECTUS

Available Information......................................................   2
Documents Incorporated by Reference........................................   2
The Company................................................................   3
Selected Financial Data....................................................   8
Use of Proceeds............................................................   9
Description of Debt Securities.............................................   9
Description of Warrants....................................................  18
Plan of Distribution.......................................................  19
Legal Opinions.............................................................  20
Experts....................................................................  20

                                USE OF PROCEEDS

  The Company will utilize the net proceeds from the Notes to repay certain indebtedness incurred for working capital purposes. Such indebtedness is of varying maturities of less than nine months and bears interest at rates within the range of 5.0% to 6.0% per annum.

                       RATIO OF EARNINGS TO FIXED CHARGES

  The ratio of earnings to fixed charges for the Company for the periods indicated below was as follows:

        NINE MONTHS
      ENDED SEPTEMBER
            30,                             YEAR ENDED DECEMBER 31,
      ------------------          ---------------------------------------------------------------------
       1996        1995           1995           1994           1993           1992           1991
       ----        ----           ----           ----           ----           ----           ----
      1.43        1.42            1.38           1.51           1.49           1.15           1.17

  For purposes of computing the ratio of earnings to combined fixed charges, "earnings" includes income before income taxes, the minority interest in Heller International Group, Inc. income and fixed charges. "Combined fixed charges" includes interest on all indebtedness and one third of annual rentals (approximate portion representing interest).

                         FUJI BANK RECENT DEVELOPMENTS

  The following table summarizes selected financial data obtained from Fuji Bank's most recent financial statements, as prepared in accordance with accounting principles generally accepted in Japan, which differ from generally accepted accounting principles in the United States.

                                            THE FUJI BANK, LIMITED
                                    (NON-CONSOLIDATED FINANCIAL STATEMENTS)

                         -------------------------------------------------------------------------
                              YEAR ENDED            YEAR ENDED            YEAR ENDED
                            MARCH 31, 1996        MARCH 31, 1995        MARCH 31, 1994
                         --------------------- --------------------- ---------------------
                            YEN      DOLLARS      YEN      DOLLARS      YEN      DOLLARS
                         (Billions) (Millions) (Billions) (Millions) (Billions) (Millions)
                         ---------- ---------- ---------- ---------- ---------- ----------
Total Assets............  50,952.0   479,097    50,730.1   567,769    52,448.6   508,469
Total Deposits..........  36,965.1   347,579    36,799.6   411,859    38,556.7   373,792
Total Liabilities.......  49,522.6   465,657    48,849.3   546,719    50,578.1   490,335
Total Stockholders'
 Equity.................   1,429.4    13,440     1,880.8    21,049     1,870.5    18,134
Net Income..............  (429,752)   (4,040)     34,332   384,253        26.7       259

--------
*Rates of Exchange: 3/31/96 (Yen)106.35 = U.S. $1.00
              3/31/95 (Yen) 89.35 = U.S. $1.00
              3/31/94 (Yen)103.15 = U.S. $1.00

  If the financial statements from which the numbers in the foregoing table were taken had been prepared in accordance with accounting principles generally accepted in the United States, some of the amounts shown might have been materially different. The Company currently understands that accounting principles generally accepted in Japan differ from generally accepted accounting principles in the United States in various areas including the following: valuation of securities, accounting treatment of guarantees, commitments, unearned income, deferred taxes, leases, depreciation, foreign currency transactions and investments in subsidiaries, and creation and maintenance of optional and required reserves.

                            DESCRIPTION OF THE NOTES

  The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which description reference is hereby made. The statements herein concerning the Notes and the Indenture do not purport to be complete. All such statements are qualified in their entirety by reference to the accompanying Prospectus and the provisions of the Indenture, the form of which has been filed with the Securities and Exchange Commission.

  The Company's 6.50% Notes due November 1, 2001 (the "Notes") offered hereby constitute a single series of Senior Securities to be issued under an Indenture dated as of September 1, 1995 between the Company and Fleet National Bank, as Trustee, and will be limited to $200,000,000 aggregate principal amount. Fleet National Bank will initially be the Securities Registrar and Paying Agent (the "Paying Agent"). The Notes will be issued only in registered form without coupons in denominations of $1,000 and integral multiples thereof.

  The Notes will mature on November 1, 2001. Interest on the Notes will be payable semi-annually on each May 1 and November 1 (each an "Interest Payment Date"), commencing May 4, 1997. Interest payable on each Interest Payment Date will include interest accrued from November 4, 1996 or from the most recent Interest Payment Date to which interest has been paid or duly provided for. Interest payable on any Interest Payment Date will be payable to the person in whose name a Note (or any predecessor Note) is registered at the close of business on April 15 or October 15, as the case may be, next preceding such Interest Payment Date. Principal of and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose in the Borough of Manhattan, The City of New York, which initially will be the office of an affiliate of the Paying Agent, provided that payment of interest may be made, at the option of the Company, by check mailed to the person entitled thereto. Interest shall be computed on the basis of a 360-day year comprised of twelve 30-day months.

  The Notes are not redeemable or repayable prior to maturity and do not provide for any sinking fund.

                                  UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, the Company has agreed to sell to each of the Underwriters named below, severally, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                PRINCIPAL AMOUNT
      NAME                                                          OF NOTES
      ----                                                      ----------------
      J.P. Morgan Securities Inc...............................   $ 50,000,000
      Chase Securities Inc.....................................     50,000,000
      Lehman Brothers..........................................     50,000,000
      UBS Securities LLC.......................................     50,000,000
                                                                  ------------
          Total................................................   $200,000,000
                                                                  ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are obligated to take and pay for all of the Notes if any are taken.

  The Underwriters initially propose to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .30% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

  The Company does not intend to apply for listing of the Notes on a national securities exchange, but has been advised by the Underwriters that they intend to make a market in the Notes. The Underwriters are not obligated, however, to make a market in the Notes and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of, or trading market for, the Notes.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  In the ordinary course of their respective businesses, the Underwriters or their affiliates have engaged and may in the future engage in investment banking, financial advisory and/or commercial banking transactions with the Company and its subsidiaries.

                                 LEGAL OPINIONS

  The legality of the Notes offered hereby will be passed upon for the Company by David M. Sherbin, Senior Counsel and Assistant Secretary of the Company, and for the Underwriters by McDermott, Will & Emery, 227 West Monroe Street, Chicago, Illinois 60606. McDermott, Will & Emery from time to time acts as counsel in certain matters for the Company and certain of its subsidiaries and affiliates.

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